Exhibit 99.1

500.com Announces Strategic Investment in Sumpay.cn

Nov 24, 2015

SHENZHEN, China, November 24, 2015 – 500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today announced that it has agreed to invest in Zhejiang Shangmeng Technology Limited Company (“Sumpay.cn”), a company licensed to provide third-party payment services in China. 500.com is investing in ordinary shares representing 63.0% of equity interest in Sumpay.cn for a cash consideration of approximately US$35.6 million. The consummation of the investment is subject to certain conditions, including the filing of regulatory notices.

500.com will cooperate with Sumpay.cn to help grow and diversify its online payment services business. By leveraging Sumpay.cn’s online payment capabilities, the investment will enable 500.com to reduce cost related to third-party payment transactions on its platform.

About 500.com Limited

500.com Limited (NYSE: WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority in charge of the issuance and sale of sports lottery products in China.

About Sumpay.cn

Zhejiang Shangmeng Technology Limited Company holds a license from the People’s Bank of China to provide third-party payment services in China. Founded in 2007, Sumpay.cn has developed a sophisticated technology platform that is capable of providing a variety of payment services, and currently offers offline prepaid card services and operates an online third-party payment platform. For additional information, please visit https://www.sumpay.cn.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:
500.com Limited
ir@500.com
Chirstensen
In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
Email: carnell@christensenir.com
In US
Ms. Linda Bergkamp
Phone: +1-408-614-3004
Email: lbergmap@ChristensenIR.com
SOURCE 500.com Limited